                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                   Form 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1999 or

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transaction period from __________ TO
___________.

Commission file number 0-25034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        GREATER BAY BANCORP 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              GREATER BAY BANCORP
                            2860 WEST BAYSHORE ROAD
                          PALO ALTO, CALIFORNIA 94303

                                  INTRODUCTION

       Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the "Plan"). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).


                              REQUIRED INFORMATION

1.  Financial Statements and Schedules.

Report of Independent Accountants

Financial Statements:
     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998
     Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1999

Notes to Financial Statements

Supplemental Schedules:
     Item 4i - Schedule of Assets Held for Investment Purposes as of December 31, 1999
     Item 4j - Schedule of Reportable Transactions for the year ended December 31, 1999


2.  Exhibits.

    23.1  Consent of PricewaterhouseCoopers LLP

Greater Bay Bancorp 401(k)
Plan
Financial Statements and Supplemental Schedules
December 31, 1999

                       Report of Independent Accountants


To the Trustee of the
Greater Bay Bancorp 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Greater Bay Bancorp 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

San Francisco, California
June 19, 2000

Greater Bay Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                1999              1998
Assets
Cash                                                       $         -        $         -

Investments, at fair market value:
   Shares of money market funds:
     Greater Bay Trust Floating Rate Fund                      812,287            518,247

   Shares of registered investment companies:
     Vanguard Total Bond Index Fund                            570,834            326,356
     Vanguard Institutional Index Fund                       2,900,153          1,592,203
     T. Rowe Price International Stock Fund                    501,141            332,175
   Greater Bay Trust Tactical Asset Allocation Program       5,838,227          4,189,080
   Greater Bay Bancorp Common Stock                          6,046,512          4,153,916
   Participant Loans Receivable                                415,447            267,890
                                                           -----------        -----------

        Total investments                                   17,084,601         11,379,867
                                                           -----------        -----------

Receivables
   Employer contributions                                      257,843            190,833
   Participant contributions                                    67,617             62,139
   Accrued interest and dividends                               43,229             29,462
                                                           -----------        -----------
        Total receivables                                      368,689            282,434
                                                           -----------        -----------
        Total assets                                        17,453,290         11,662,301
                                                           -----------        -----------
Liabilities

        Total liabilities                                            -                  -
                                                           -----------        -----------
        Net assets available for benefits                  $17,453,290        $11,662,301
                                                           ===========        ===========


   The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information For the year ended December 31, 1999
-------------------------------------------------------------------------------

                                                                                                 Greater Bay
                                                                                    T. Rowe        Trust        Greater Bay
                                 Greater Bay      Vanguard        Vanguard           Price      Tactical Asset    Bancorp
                                Trust Floating   Total Bond     Institutional    International    Allocation      Common
                                  Rate Fund      Index Fund      Index Fund       Stock Fund       Program        Stock
Additions to net assets
 attributed to:
  Investment income:
     Interest                    $  30,092     $       -    $          -        $        -   $         -   $         -
     Dividends                           -        29,202          46,094            25,643       170,431        56,147
     Net appreciation
       (depreciation) in
       the fair value of
       investments                       -       (31,023)         374,955           93,851       338,345     1,352,563
  Contributions:
     Employer                       50,443        47,111          206,364           27,188       285,539       277,610
     Participant                    68,362       102,682          487,614           63,980       569,429       594,082
     Rollover                      217,075        14,007          202,320           14,877       153,345       106,338
     Realized gains (losses)             -          (858)          15,151            2,641       114,161          (448)
                                 ---------     ---------     ------------        ---------   -----------   -----------
            Total additions        365,972       161,121        1,332,498          228,180     1,631,250     2,386,292
Deductions from net assets
 attributed to:
  Benefit payments and
      distributions                 75,057         7,582          51,663            24,640       187,924        83,270
                                 ---------     ---------     ------------        ---------   -----------   -----------
            Total deductions        75,057         7,582          51,663            24,640       187,924        83,270
                                 ---------     ---------     ------------        ---------   -----------   -----------
Transfers in (out)                   3,125        90,939          27,115           (34,574)      205,821      (410,426)
                                 ---------     ---------     ------------        ---------   -----------   -----------
Net increase                       294,040       244,478       1,307,950           168,966     1,649,147     1,892,596
                                 ---------     ---------     ------------        ---------   -----------   -----------
Balance at beginning of year       518,247       326,356       1,592,203           332,175     4,189,080     4,153,916
                                 ---------     ---------     ------------        ---------   -----------   -----------
Balance at end of year           $ 812,287     $ 570,834     $ 2,900,153         $ 501,141   $ 5,838,227   $ 6,046,512
                                 =========     =========     ============        =========   ===========   ===========



                                 Participant
                                    Notes
                                  Receivable      Other, Net      Total
Additions to net assets
 attributed to:
  Investments income:
     Interest                    $  29,557     $        -    $     59,649
     Dividends                           -         13,766         341,283
     Net appreciation
       (depreciation) in
       the fair value of
       investments                       -              -       2,128,691
  Contributions:
     Employer                            -        67,009          961,264
     Participant                         -         5,480        1,891,629
     Rollover                            -             -          707,962
     Realized gains (losses)             -             -          130,647
                                 ---------     ---------     ------------
            Total additions         29,557        86,255        6,221,125
Deductions from net assets
 attributed to:
  Benefit payments and
      distributions                      -             -         430,136
                                 ---------     ---------     ------------
            Total deductions             -             -         430,136
                                 ---------     ---------     ------------
Transfers in (out)                 118,000             -               -
                                 ---------     ---------     ------------
Net increase                       147,557        86,255       5,790,989
                                 ---------     ---------     ------------
Balance at beginning of year       267,890       282,434      11,662,301
                                 ---------     ---------     ------------
Balance at end of year           $ 415,447     $ 368,689     $17,453,290
                                 =========     =========     ============

  The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
________________________________________________________________________________

1.  Plan Description

    On November 27, 1996, Cupertino National Bancorp (Cupertino) merged with Mid-Peninsula Bancorp (Mid-Peninsula). The merged organization was renamed Greater Bay Bancorp (GBB). The Board of Directors of GBB concurrently approved the merger of the Mid-Peninsula 401(k) Plan into the Cupertino 401(k) Plan and renamed the plan as the Greater Bay Bancorp 401(k) Plan (the
    Plan), effective December 31, 1996.

    On December 23, 1997, May 8, 1998, May 21, 1999 and October 15, 1999, GBB
    completed its mergers with Peninsula Bank of Commerce (PBC), Golden Gate Bank (GGB), Bay Area Bank (BAB), and Bay Bank of Commerce (BBC), respectively. The 401(k) plans of PBC, GGB, BAB, and BBC were not merged with the Plan as of December 31, 1999. As such, the accompanying financial statements of the Plan do not include any information as to the PBC, GGB, BAB, and BBC Plans. The PBC plan was frozen upon the date of merger and the GGB, BAB, and BBC Plans were terminated the day before the merger, and the merged employees of PBC, GGB, BAB, and BBC became participants of the plan.

    The assets of the PBC Plan may be merged with the assets of the Plan once GBB has ensured that all operational and/or form defects of the PBC Plan have been corrected and approved by the Internal Revenue Service (IRS) under one of the IRS Remedial Programs. GGB, BAB, and BBC will distribute benefits to participants of their respective plans upon the receipt of favorable determination letters from the IRS on the qualification of the terminated Plans. At that time, GBB, BAB, and BBC will permit rollovers from their respective plans into the Plan at the participant's election. The following description of the Plan is provided for general information purposes only. Participants of the Plan should refer to the Plan document for a more comprehensive description of the Plan's provisions.

      General

      The Plan is a defined contribution plan covering all employees of GBB and its subsidiaries who are 21 years of age or older. As of December 31, 1999, the subsidiaries consisted of Cupertino National Bank, Mid-Peninsula Bank, Peninsula Bank of Commerce, Golden Gate Bank, Bay Area Bank, and Bay Bank of Commerce (collectively, the Subsidiaries). GBB and the Subsidiaries are herein collectively referred to as "the Company." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      All of the Plan's assets are held by the Greater Bay Trust Company (the Trustee), a division of Cupertino National Bank.

      Contributions

      Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution to the Plan on behalf of each participant who elects to contribute to the Plan, in an amount equal to 62.5% of the first 8% of the eligible compensation that such a participant elects to contribute to the Plan. Additional Company contributions may be made at the discretion of GBB. The allocation of qualified nonelective contributions is made only to the accounts of non-highly compensated participants.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
________________________________________________________________________________

     Participant accounts

     Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) rollovers. Allocations are based on participant directions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Employees hired prior to December 31, 1996 are 100% vested in all accounts. For employees hired after December 31, 1996, vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service as follows:

                 Years of Service                  Percent Vested
                        1                                25%
                        2                                50%
                        3                                75%
                    4 or more                           100%

     Forfeitures

     Participants who terminate employment before they are 100% vested in their Company contributions will forfeit the nonvested portion of the Company contributions allocated to their accounts. Forfeitures, if any, shall be used to reduce the contribution of the employer for the Plan year in which such forfeitures occur. At December 31, 1999 there was $18,453 in forfeitures that have been offset against the Company contribution receivable of $276,296.

     Investment options

     Upon enrollment in the Plan, participants may direct their contributions at any time in whole percent increments into any of the following six investment options:

       . Greater Bay Trust Floating Rate Fund - Funds are invested in a money market type account. The rate paid is equivalent to the six-month U.S. Treasury bill auction rate plus 0.l25%.

       . Vanguard Total Bond Index Fund - Funds are invested in shares of a registered investment company that invests in a combination of bonds and other "fixed income" securities.

       . Vanguard Institutional Index Fund - Funds are invested in shares of a registered investment company that invests in stocks included in the Standard & Poor's 500 Index.

       . T. Rowe Price International Stock Fund - Funds are invested in stocks, warrants, convertibles, and/or debt securities. The Fund typically maintains investments in at least three foreign countries, and may invest in both industrialized and developing countries.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
________________________________________________________________________________

       . Greater Bay Trust Tactical Asset Allocation Program - Funds are invested in equity securities, bonds, and cash.

       . Greater Bay Bancorp Common Stock - Funds are invested in common stock of the Company.

     Participants may change their investment options quarterly for new deferrals and may change investment of a present balance daily.

     Participant notes receivable

     Plan participants are permitted to borrow against the vested interest in their account up to a maximum of 50% of the vested amount ranging from a minimum of $1,000 and a maximum of $50,000. Loan terms range from one to 30 years. The loans are secured by the balance in the participant's account and bear interest rates that range from 7.75% to 11%. Principal and interest is paid ratably through semi-monthly payroll deductions.

     Payment of benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.


2. Summary of Significant Accounting Policies

     Basis of accounting

     The records of the Plan are kept and the accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and uncertainties

     The Plan provides for various investment options in any combination of the above mutual fund and money market investment types, which themselves are invested in various combinations of stock, bond, income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
________________________________________________________________________________

     Investment valuation and income recognition

     The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivables are valued at cost which approximates market.

     Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (depreciation) in the fair value of the Plan's investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Contributions

     Employee contributions are recorded in the period during which GBB makes payroll deductions from the Plan participants' earnings. Matching GBB contributions are recorded quarterly.

     Payment of benefits

     Benefits are recorded when paid.

     Tax status

     The Internal Revenue Service (IRS) has determined and informed GBB by a letter dated May 5, 1995, that the Plan, as then designed, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).


3. Plan Administrator and Expense

   GBB currently bears the administrative expenses associated with the management of the Plan. As such, no administrative expenses are reflected in the Plan's financial statements.


4. Plan Termination

   Although it has not expressed any intent to do so, GBB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested.


5. Subsequent Events

   On January 31, 2000, GBB completed its merger with Mt. Diablo Bancshares
   (MDB). MDB terminated its 401(k) plan immediately before the merger with GBB. Once the IRS has issued a favorable determination letter on the qualification of the terminated MDB 401(k) plan, GBB will permit rollovers from the MDB 401(k) plan into the Plan at the participants' discretion.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
________________________________________________________________________________

   On May 18, 2000, GBB completed its merger with Coast Bancorp the holding company for Coast Commercial Bank (CCB). CCB terminated its 401(k) plan immediately before the merger with GBB. Once the IRS has issued a favorable determination letter on the qualification of the terminated CCB 401(k) plan, GBB will permit rollovers from the CCB 401(k) plan into the Plan at the participants' discretion.

   On January 26, 2000, GBB signed a definitive agreement to merge with Bank of Santa Clara (BSC). It is expected that BSC will terminate its 401(k) plan immediately before the merger with GBB. Once the IRS has issued a favorable determination letter on the qualification of the terminated BSC 401(k) plan, GBB will permit rollovers from the BSC 401(k) plan into the Plan at the participants' discretion.

   On March 21, 2000, GBB signed a definitive agreement to merge with Bank of Petaluma (BOP). It is expected that BOP will terminate its 401(k) plan immediately before the merger with GBB. Once the IRS has issued a favorable determination letter on the qualification of the terminated BOP 401(k) plan, GBB will permit rollovers from the BOP 401(k) plan into the Plan at the participants' discretion.


6. Request For Compliance Statement

   In December of 1999 GBB issued a letter to the IRS constituting a request for a compliance statement under the Voluntary Compliance Resolution (VCR) Program, pursuant to Revenue Procedures 94-62 and 98-22.

   The request addressed the over and under statement of participant salary deferral elections, the corresponding effect on employer matching contributions, and clerical errors that resulted in misstated employer matching contributions for the 1997 and 1998 plan years. As a result the net understatement of participant deferrals were $18,582 and $18,419 in 1997 and 1998 respectively. In 1997 the net understatement of employer match contributions was $6,592. In 1998 there was a net overstatement in employer match contributions of $4,381. Once the Plan receives notification from the IRS that it has accepted GBB's correction methodology, the Plan will implement the corrections.


7. Related Party Transactions

   One of the investment options of the Plan (see Note 1) is managed by the Greater Bay Trust Company. The Greater Bay Trust Company is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. However, no fees were paid by the Plan to the Trustee for the investment management services.


8. Concentration of Risk

   A portion of the Plan's assets are invested in common stock of Greater Bay Bancorp. This investment fund represents 35% of the Plan's total assets at December 31, 1999 and 64% of the Plan's net investment appreciation for the year ended December 31, 1999.

Greater Bay Bancorp 401(k) Plan
Item 4i - Schedule of Assets Held for Investment Purposes
As of December 31, 1999

---------------------------------------------------------------------------------------------------------------------------

Identity of Issuer                               Description of Investments           Historical Cost           Fair Value
*Greater Bay Trust Floating Rate Fund        Money Market Fund                        $   812,287              $    812,287
Vanguard Total Bond Index Fund               Registered Investment Company                600,175                   570,834
*Greater Bay Trust Tactical Asset
 Allocation Program                          Asset Allocation Fund                      5,006,273                 5,838,227
Vanguard Institutional Index Fund            Registered Investment Company              2,144,052                 2,900,153
T. Rowe Price International Stock Fund       Registered Investment Company                388,931                   501,141
Greater Bay Bancorp Common Stock             Common stock of Company                    2,893,579                 6,046,512
*Participant notes receivable                Loans, secured by balance of vested
                                              accounts 7.75% to 11%                       415,447                   415,447
                                                                                      -----------               -----------
                                                                                      $12,260,744               $17,084,601
                                                                                      ===========               ===========

*Represents party-in-interest to the Plan.

Greater Bay Bancrop 401(k) Plan
Item 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 1999
-------------------------------------------------------------------------------

                                                                                                            (f)
                                                                                                       Fair Value
           (a)                           (b)                 (c)           (d)            (e)           of Assets on     (g)
       Identity of                 Description of         Purchase       Selling        Cost of        Transaction     Net Gain
     Party Involved                    Assets              Price         Price          Assets             Date        or (Loss)
1) Greater Bay Trust       78 Purchases of fund shares    $  721,651                    $  721,651     $  721,651       $      -
Floating Rate Fund         70 Sales of fund shares                        $  427,748       427,748        427,748              -

2) Greater Bay Bancorp     74 Purchases of shares          1,220,436                     1,220,436      1,220,436              -
Common Stock               62 Sales of shares                                633,933       359,522        633,933        274,411

3) Greater Bay Trust       114 Purchases of fund shares    2,736,762                     2,736,762      2,736,762              -
Tactical Asset             54 Sales of fund shares                           788,066       817,953        788,066        (29,887)
Allocation Program

4) Vanguard Institutional  210 Purchases of fund shares    2,956,792                     2,956,792      2,956,792              -
Index Fund                 118 Sales of fund shares                        2,801,022     2,067,469      2,801,022        733,553

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                       Greater Bay Bancorp 401 (k) Plan
                       --------------------------------
                                (Name of Plan)



  Date:  June 28, 2000      By:  /s/ Cheryl G. Howell
                                 --------------------
                                 Cheryl  G. Howell
                                 Executive Vice President
                                 and Senior Trust Officer
                                 Greater Bay Trust Company,
                                 Trustee for the Plan

                                 EXHIBIT INDEX

Exhibit No.    Exhibit
-----------    -------

23.1           Consent of PricewaterhouseCoopers LLP